Financial Statements
And Independent
Auditor's Report
Pursuant to (Rule 17a-
5(e)(3))

December 31,
2018

Stout Causey Capital Corporation

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stout Causey Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 Ridgebrook Road
(No. and Street)

Sparks	MD	21152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Helmrath 410-988-1351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith Elliott Kearns & Company, LLC
(Name – *if individual, state last, first, middle name*)

19405 Emerald Square, Ste 1400	Hagerstown	MD	21742
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Helmrath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stout Causey Capital Corporation, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTINA MARIE SIMMONS NOTARY PUBLIC CARROLL COUNTY, MD.

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Stout Causey Capital Corporation
Sparks, Maryland

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stout Causey Capital Corporation (a Maryland corporation) as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stout Causey Capital Corporation as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Effect of Adopting New Accounting Standard

As discussed in Note 1 to the financial statements, in 2018 Stout Causey Capital Corporation adopted new accounting guidance issued by the Financial Accounting Standards Board (FASB) related to revenue from contracts with customers. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of Stout Causey Capital Corporation's management. Our responsibility is to express an opinion on Stout Causey Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stout Causey Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital and Required Net Capital Under Rule 15c3-1 and Schedule II – Reconciliation Between Audited and Unaudited Statements of Financial Condition (here in referred to as supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Stout Causey Capital Corporation's financial statements. The supplemental information is the responsibility of Stout Causey Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Smith Elliott Kearns & Company, LLC

We have served as Stout Causey Capital Corporation's auditor since 2008.

Hagerstown, Maryland
February 22, 2019

Stout Causey Capital Corporation

Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	147,039
Other Assets		
Deposits		816
Total Assets	$	147,855
Liabilities and Stockholder's Equity		
Liabilities		
Due to Parent	$	13,300
Total Liabilities	$	13,300
Stockholder's Equity		
Common stock, par value $1.00, 100,000 shares authorized,		
8,650 shares issued and outstanding	$	8,650
Paid in capital		1,530,964
Accumulated deficit		(1,405,059)
Total Stockholder's Equity		134,555
Total Liabilities and Stockholder's Equity	$	147,855

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Operations
For the Year Ended December 31, 2018

Fee Income	$	-
Total Income		-
Expenses		
Salaries and payroll taxes		133,130
Other operating expenses		110,497
Total Expenses		243,627
Net Loss	$	(243,627)

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	Common Stock		Paid In Capital		Accumulated (Deficit)		Total Stockholder's Equity
Balance at December 31, 2017	$	8,650	$	1,255,302	$	(1,161,432)	$ 102,520
Net Loss		-		-		(243,627)	(243,627)
Capital Contributions		-		275,662		-	275,662
Balance at December 31, 2018	$	8,650	$	1,530,964	$	(1,405,059)	$ 134,555

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows From Operating Activities		
Net loss	$	(243,627)
Adjustments to reconcile net loss to net cash		
used in operating activities		
Changes in assets and liabilities:		
Other assets		1,029
Due to/from Parent		9,467
Net Cash Used in Operating Activities		(233,131)
Cash Flows From Financing Activities		
Capital Contributions		275,662
Net change in Cash and Cash Equivalents		42,531
Cash and Cash Equivalents, beginning of year		104,508
Cash and Cash Equivalents, end of year	$	147,039

The accompanying notes are an integral part of this financial statement.

1. **DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Stout Causey Capital Corporation (the Company) was incorporated in the State of Maryland and is a broker/dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SC&H Group, Inc. (the Parent).

Revenue Recognition

On January 1, 2018, the Company adopted the Financial Accounting Standards Board (FASB) ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaced most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permits the use of either a full retrospective or retrospective with cumulative effect transition method.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for M&A advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities until satisfaction of the related performance obligation or contract termination occurs.

Cash and Credit Risk

The Company defines cash equivalents as cash held in checking accounts.

Cash held in banks may at times be in excess of the Federal Deposit Insurance Corporation insurance limit and management considers those circumstances to be a normal business risk.

Accounts Receivable

The Company provides credit in the normal course of business to its customers and performs ongoing credit evaluations of those customers. Receivables are generally due thirty days after they are billed. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. Management of the Company periodically reviews the collectability of accounts receivable, and those accounts which are considered not collectable are written off as bad debts.

Income Taxes

The Company is a Qualified Sub-Chapter S-Corporation, thus income is passed through to the Parent. The Parent is an S-Corporation for Federal and State income tax purposes. In lieu of corporation income taxes, the stockholders of the S-Corporation are taxed on their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for Federal or State income taxes has been provided in these financial statements.

The Company follows the FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2018, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements. Generally, the tax years before 2014 are no longer subject to examination by Federal, State or local taxing authorities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. The Rule provides that minimum net capital shall exceed the greater of $5,000 or 6.67% (1/15th) of aggregated indebtedness and that aggregate indebtedness shall not exceed 15 times "net capital" as these terms are defined by the Rule. As of December 31, 2018, net capital is $133,739 and aggregate indebtedness is $13,300. Therefore, 6.67% of aggregate indebtedness, or $887, is less than $5,000 and the Company has excess net capital of $128,739. Additionally, the Company's aggregated indebtedness of $13,300 is less than the maximum allowed of $2,006,085, or 15 times net capital. As of December 31, 2018, the Company is in compliance with these rules.

3. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with affiliated companies. Certain personnel expenses are charged to the Company. During the year ended December 31, 2018, personnel costs of $133,130 were charged to the Company.

The Parent pays all indirect expenses of the Company, which are then reimbursed by the Company. The Company maintains an intercompany balance with the Parent and is responsible for settling all liabilities to the Parent for the Company's portion of such costs. This agreement affects the Company's financial position and operating results in a manner that differs from those that might have been achieved if the Company was autonomous.

The Company maintains an operating cash account from which all direct expenses of the Company are paid. From time to time, the Company will advance cash to the Parent company.

At December 31, 2018, the Company owed $13,300 for reimbursement of various shared services. The payable is reported as "Due to Parent" in the Company's statement of financial condition and is expected to be paid in full in 2019.

4. CONTINGENCIES

The Company was established for the purposes of handling merger and acquisition advisory services requiring a registered broker-dealer. The Company's revenue stream can be inconsistent from time to time, as such, the Company has needed capital contributions from the Parent Company to meet operating cash flow and minimum net capital requirements. Management and the Parent Company's plans are to continue making these capital contributions as necessary to keep the broker-dealer active.

5. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to December 31, 2018 through February 22, 2019, the date these financial statements were issued. Based on the definitions and requirements of generally accepted accounting principles, management has not identified any events that have occurred subsequent to December 31, 2018 and through February 22, 2019, that require recognition or disclosure in the financial statements.

Stout Causey Capital Corporation

Schedule I - Computation of Net Capital and Required Net Capital Under Rule 15c3-1
As of December 31, 2018

Net Capital		
Total Capital Funds	$	134,555
Deductions		
Non-allowable deposits		(816)
Net Capital		133,739
Minimum Net Capital		5,000
Excess Net Capital	$	128,739
Total Aggregate Indebtedness	$	13,300
Ratio of Aggregate Indebtedness to Net Capital (maximum 15.00)		0.10

Schedule II – Reconciliation Between Audited and Unaudited Statements of Financial Condition
As of December 31, 2018

There were no differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited Focus Report Part IIA filed as of December 31, 2018.



SEK
CPAs & ADVISORS
Guidance You Can Count On.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors
Stout Causey Capital Corporation
Sparks, Maryland

We have reviewed management's statements, included in the accompanying Exemption to Possession and Control Requirements Under Customer Protection Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Stout Causey Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stout Causey Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) ("exemption provisions") and (2) Stout Causey Capital Corporation stated that Stout Causey Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Stout Causey Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stout Causey Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 22, 2019

Stout Causey Capital Corporation
Exemption Report
For the Year Ended December 31, 2018

The Company is exempt from the provisions of 17 C.F.R. §15c3-3(k). The activities of the Company are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule. The Company met the identified exemption provisions throughout the period January 1, 2018 to December 31, 2018, without exception.

Stout Causey Capital Corporation
Christopher Helmrath